EXHIBIT 12
NABORS INDUSTRIES, LTD. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Year Ended December 31,
	2005	2004	2003
Income before income taxes	$873,950	$335,838	$174,623
Less earnings from affiliates, net of dividends	(2,600)	(2,057)	(919)
Add amortization of capitalized interest expense	1,267	1,017	896
Add fixed charges as adjusted (from below)	47,867	51,389	74,107

Earnings	$920,484	$386,187	$248,707

Fixed charges:
Interest expense:
Interest on indebtedness	$19,084	$23,055	$39,585
Capitalized	4,173	1,887	903
Amortization of debt related costs (1)	25,763	25,452	31,155
Interest portion of rental expense	3,020	2,882	3,367

Fixed charges before adjustments	52,040	53,276	75,010
Less capitalized interest	(4,173)	(1,887)	(903)

Fixed charges as adjusted	$47,867	$51,389	$74,107

Ratio (earnings divided by fixed charges before adjustments)	17.69	7.25	3.32

(1)	Includes deferred financing, discount and premium amortization.